                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                         FIRST COMMONWEALTH CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    319828208
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606-365-3555)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 4, 2001
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 319828208            13D                           Page 2 of 26 Pages
- ------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Holdings, LLC
- ------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
- ------------------------------------------------------------------------------
3             SEC USE ONLY
- ------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
- ------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
- ------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
- ------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)     [X]
- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
- ------------------------------------------------------------------------------
*  See response to Item 5

CUSIP No. 319828208            13D                           Page 3 of 26 Pages
- ------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Funding, LLC
- ------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
- ------------------------------------------------------------------------------
3             SEC USE ONLY
- ------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
- ------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
- ------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
- ------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)     [X]
- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
- ------------------------------------------------------------------------------
*  See response to Item 5

CUSIP No.  319828208              13D                        Page 4 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,217*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,217*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           1,217*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.2%*
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                         Page 5 of 26 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [   ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN

CUSIP No. 319828208              13D                         Page 6 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 319828208              13D                         Page 7 of 26 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 8 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dyscim, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 9 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 10 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                        Page 11 of 26 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ward F. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0*
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

* See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are amending the disclosures in the text of Items 2, 3, 4, 5 and 7 and Exhibits B, E and F of this Report to add a new person reporting on this Schedule 13D, First Southern Holdings, LLC, and update information about the reporting persons, their ownership of shares of United Trust Group, Inc. ("UTI"), and United Trust Group, Inc.'s ownership of shares of First Commonwealth Corporation ("FCC").

ITEM 1. SECURITY AND ISSUER

         Not amended.

ITEM 2. IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim, LLC (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons"). Information with respect to the offices held by any of the Reporting Persons with FCC, UTI and the three insurance subsidiaries of UTI are provided in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

         (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

                           Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

         (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The name of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the directors, executive officers and controlling shareholders of FSBI is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers, executive officers and controlling persons of FSF is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN HOLDINGS, LLC (FSH) (a Kentucky limited liability company)

         (a)      The name of this Reporting  Person is First Southern Holdings,
                  LLC.

         (b)      The state of organization of FSH is Kentucky.

         (c) The principal business of FSH is investments. The address of the principal office of FSH is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSH has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSH was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSH was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the executive officers, members and controlling persons of FSH is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers of FSC is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the executive officers and members of FSI is filed in Exhibit F and is incorporated herein by reference.

WARD F. CORRELL

         (a)      The name of this Reporting Person is Ward F. Correll.

         (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d)      During  the  last  five  years,  Ward F. Correll has not  been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

         (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ward F. Correll is a citizen of the United States.


WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

         (a)      The name of this Reporting Person is WCorrell, Limited
                  Partnership.

         (b)      The state of its organization is Georgia.

         (c)      WCorrell, Limited   Partnership's   principal   business    is
                  investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which WCorrell, Limited Partnership was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the general partners of WCorrell, Limited Partnership is filed in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

         (a)      The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

         (b)      The state of organization of CLS is Kentucky.

         (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

DYSCIM, LLC (a Kentucky limited liability company)

         (a) The name of this Reporting Person is Dyscim, LLC. Dyscim, LLC is the successor by merger to Dyscim Holding Company, Inc. Effective April 2, 2001, Dyscim Holding Company, Inc. merged into Dyscim, LLC, with Dyscim, LLC as the surviving entity in the merger.

         (b)      The state of organization of Dyscim, LLC is Kentucky.

         (c)      The  principal  business   of  Dyscim, LLC is investment
                  activities and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

         (d) During the last five years, Dyscim, LLC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Dyscim, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information about the managers, members and controlling persons of Dyscim, LLC is filed in Exhibit F and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making prior purchases of the Common Stock by each Reporting Person is as follows:

                                                              FUNDS USED
First Southern Bancorp, Inc.                                  $ 221,138

         The sources of the funds for the prior purchases of Common Stock was working capital, including $165,428 drawn under an existing line of credit FSBI had initially with Star Bank, N.A. but which has been refinanced and is currently with Integra Bank, NA (formerly National City Bank of Evansville).

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes.

         As of September 4, 2001, the Reporting Persons beneficially own a majority of the outstanding shares of UTI. FSBI entered into certain agreements with James Melville and Larry Ryherd (former officers and directors of UTI and FCC) and certain of their relatives pursuant to which FSBI was to have acquired additional shares of UTI as well as certain shares of Common Stock (copies of those agreements are filed with this Report as Exhibits G and H and are incorporated herein by reference). FSBI ultimately assigned its rights and obligations under those agreements to UTI, and UTI assumed such rights and obligations and purchased the shares of UTI and the shares of Common Stock to have been acquired by FSBI pursuant thereto (copies of the agreements by which such rights and obligations were assigned and assumed are filed with this Report as Exhibits I, J, K and L and are incorporated herein by reference).

         The Acquisition Agreement pursuant to which the Reporting Persons purchased shares of UTI common stock from UTI on November 20, 1998, contains continuing post-closing covenants by UTI and FSF, including the following: (i) UTI's agreement not to issue or permit any affiliate to issue any stock or other security convertible into or exercisable for stock for a period of three years following the closing of the Acquisition Agreement (November 20, 1998), and (ii) FSF's right to receive additional shares of UTI (up to a total of 500,000 shares) [a] if the total earnings of UTI and its affiliates do not reach a specified level for the five-year period beginning January 1, 1998, the exact number of shares if any to be received by FSF to be calculated in accordance with the terms of the Acquisition Agreement, and [b] as payment of indemnification claims under the Acquisition Agreement, subject to certain limitations as described therein.

         UTI currently owns over 80% of the outstanding Common Stock. From time to time UTI may purchase additional shares of Common Stock.

         In addition, one or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Persons' liquidity and availability of funds or other similar factors.

         One or more of the Reporting Persons, directly or through representatives, have a role in the management of FCC as well as UTI. Jesse T. Correll serves as chief investment officer for the life insurance subsidiaries of UTI, and as Chairman and Chief Executive Officer of FCC, UTI and the three life insurance subsidiaries of UTI. Ward F. Correll also serves on the boards of UTI, FCC and one of the three life insurance subsidiaries of UTI. Randall L. Attkisson, who is associated and/or affiliated with the Reporting Persons (as further described in Item 2 and Exhibit F of this

Report and incorporated herein by reference), is a director as well as President and Chief Operating Officer of UTI, FCC and the three life insurance subsidiaries of UTI. The Reporting Persons as a result of the foregoing have a role in the management of UTI and FCC and have the ability to influence FCC and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of FCC and its affiliates as they consider appropriate. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship between UTI and its subsidiaries, including FCC, and the merits of additional investments in UTI, FCC or restructuring the UTI holding company organization which could include acquisitions of additional securities of UTI or FCC or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI, including FCC.

         On June 5, 2001, UTI, FCC and one of their life insurance subsidiaries, Appalachian Life Insurance Company ("APPL"), issued a joint press release announcing a proposed merger of FCC with and into UTI, a proposed reverse stock split at APPL that would make APPL a wholly-owned subsidiary of another life insurance subsidiary, Universal Guaranty Life Insurance Company, and a share repurchase program by UTI, each of which the Reporting Persons support.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FCC, or the disposition of securities of FCC, (ii) an extraordinary corporate transaction involving FCC or its subsidiaries, (iii) the sale or transfer of a material amount of assets of FCC or its subsidiaries, (iv) a change in the present board of directors or management of FCC, (v) a material change in the present capitalization or dividend policy of FCC, (vi) any other material change in FCC's business or corporate structure, (vii) a change in FCC's charter or bylaws or other actions which may impede the acquisition of control of FCC by any person, (viii) a class of securities of FCC being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

 (a-b) The beneficial ownership of shares of the Common Stock by each Reporting Person is as follows. Except where otherwise noted, each Reporting Person has sole voting and dispositive power over the shares shown as beneficially owned by it:

                                                          Aggregate Number
REPORTING PERSON                                           OF SHARES(%)(1)
----------------                                           ---------------
First Southern Bancorp, Inc.                              1,217 shares (2.2%)
First Southern Funding, LLC                                       0     (0%)
First Southern Holdings, LLC                                      0     (0%)
First Southern Capital Corp., LLC                                 0     (0%)
First Southern Investments, LLC                                   0     (0%)
Jesse T. Correll (2)                                              0     (0%)
Ward F. Correll                                                   0     (0%)
Dyscim, LLC                                                       0     (0%)
WCorrell, Limited Partnership                                     0     (0%)
Cumberland Lake Shell, Inc.                                       0     (0%)
Total(3)                                                  1,217 shares (2.2%)

Others:
United Trust Group, Inc.(3)(4)                            44,465 shares (81.8%)

Total(3)(4)                                               45,682 shares (84.0%)


         (1) The percentage of outstanding shares is based on 54,385 shares of Common Stock outstanding as of September 5, 2001.

         (2) Mr. Correll directly owns approximately 39%, companies he controls own approximately 23% and he has the power to vote but does not own an additional 3% of the outstanding voting stock of FSBI. As a result, Mr. Correll may be deemed to beneficially own the shares of Common Stock owned by FSBI and to share with it the right to vote and to dispose of such shares.

         (3) Jesse T. Correll, FSBI, FSF, FSH, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; and he owns directly approximately 39% , companies he controls own approximately 23% and he has the power to vote but does not own an additional 3% of the outstanding voting stock of FSBI. FSBI and FSF in turn own 100% of the outstanding membership interests of FSH (99% and 1%, respectively). Mr. Correll is a manager of FSC. In addition, Ward F. Correll, CLS, Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of the group consisting of Mr. Correll, FSBI, FSF, FSH, FSI and FSC because of their relationships therewith. Jesse T. Correll owns 100% of the outstanding membership interests of Dyscim, LLC, and is a managing general partner of WCorrell, Limited Partnership. Therefore, for purposes of this
Schedule 13D, each of Mr. Correll, FSBI, FSF, FSH, FSI, FSC, Ward Correll, CLS, Dyscim, LLC and WCorrell, Limited Partnership may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other. Similarly, by virtue of the Reporting Persons beneficially owning in the aggregate a majority of the outstanding shares of UTI, and the UTI's corresponding ownership of in excess of 80% of the outstanding Common Stock, each member of the Reporting Persons may also be deemed to have acquired beneficial ownership of the shares of Common Stock beneficially owned by each of the Reporting Persons (see note 4 below in this Item 5).

         (4) The Reporting Persons beneficially own, in the aggregate, a majority of the outstanding shares of UTI as of September 4, 2001. The Reporting Persons declare that the filing of this amendment to this Schedule 13D shall not be construed as an admission by the Reporting Persons or any of them that the Reporting Persons or any of them have beneficial ownership of the shares of Common Stock owned by UTI.

(c) The Reporting Persons have effected no transactions in the Common Stock of the Issuer within the past 60 days of the date of the filing of this amendment to this Schedule 13D by the Reporting Persons.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with or incorporated by reference in this Schedule 13D:

Exhibit A-        Acquisition Agreement between FSF and UTI dated April 30,
                  1998, as amended May 29, 1998, including the following exhibits thereto: (i) Stock Purchase Agreement between FSF and
                  Larry E. Ryherd dated April 30, 1998;  (ii)  Convertible  Note
                  Purchase  Agreement between FSF and James E. Melville,  George
                  E. Francis,  Brad M. Wilson,  Joseph H.  Metzger,  Theodore C.
                  Miller,  Michael K. Borden and  Patricia G. Fowler dated April
                  30, 1998; and (iii) Option Agreement between FSF and UTI dated
                  April 30, 1998  (incorporated by reference to Exhibit A to the
                  Schedule  13D filed by the  Reporting  Persons  dated June 17,
                  1998, relating to the common stock of United Trust Group, Inc.
                  (formerly United Trust, Inc.) (Commission No. 0-16867)).

Exhibit B-        Agreement among Reporting Persons for the filing of a
                  single Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C-        Business Loan  Agreement relating  to  the borrowing of funds by FSF (incorporated by reference to Exhibit C to the Schedule
                  13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United Trust Group, Inc.
                  (formerly United Trust, Inc.) (Commission No. 0-16867)).

Exhibit D-        Business  loan   agreement  and  promissory  note relating  to
                  the borrowing of funds by FSBI (incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United
                  Trust Group,  Inc.  (formerly United Trust,  Inc.) (Commission
                  No. 0-16867)).

Exhibit E-        Promissory note relating  to the borrowing of funds by FSF and
                  FSBI  (incorporated by reference to Exhibit H to Amendment No.
                  12 to the Schedule 13D filed by the

                  Reporting Persons dated September 4, 2001, relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0-16867)).

Exhibit F-        Directors, officers, members, general partners and
                  controlling persons of Reporting Persons.

Exhibit G-        Common Stock Purchase Agreement, dated February 13, 2001,
                  among FSBI and James E. Melville, Barbara Hartman, BJM Trust -
                  James E. Melville,  Trustee,  Matthew C. Hartman Trust - James
                  E.  Melville,  Trustee,  Zachary T.  Hartman  Trust - James E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville,  Trustee  (incorporated by reference to Exhibit K to
                  Amendment  No. 10 to the Schedule  13D filed by the  Reporting
                  Persons dated February 13, 2001, relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.)
                  (Commission No. 0-16867)).

Exhibit H-        Common Stock Purchase Agreement, dated February 13, 2001,
                  among  FSBI and Larry E.  Ryherd,  Dorothy  L.  Ryherd,  Shari
                  Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd,  Dorothy
                  L.  Ryherd,  Custodian  for Casey Jaye Serr UGMA IL,  Larry E.
                  Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,
                  Halcie B. Brown, Douglas W. Ryherd,  Susan J. Ryherd,  Douglas
                  W. Ryherd,  Custodian for Bryan D. Ryherd UGMA IL,  Douglas W.
                  Ryherd,  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,
                  Douglas W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA,  IL,
                  Illinois National Bank, Successor Trustee of the Shari Lynette
                  Serr  Irrevocable  Trust under  Agreement  dated  December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Jarad
                  John Ryherd  Irrevocable  Trust under Agreement dated December
                  30, 1987,  Illinois  National Bank,  Successor  Trustee of the
                  Derek Scott Ryherd  Irrevocable  Trust under  Agreement  dated
                  December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan
                  Ryherd,  and Jordan Ray Ryherd  (incorporated  by reference to
                  Exhibit L to Amendment No. 10 to the Schedule 13D filed by the
                  Reporting Persons dated February 13, 2001, relating to the common stock of United Trust Group, Inc. (formerly United
                  Trust, Inc.) (Commission No. 0-16867)).

Exhibit I- Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI (incorporated by reference to Exhibit M to Amendment No. 11 to the Schedule 13D filed by the Reporting Persons dated April 11, 2001, relating to the Common Stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0- 16867)).

Exhibit J-        Consent to Assignment and Novation, dated April 5, 2001, among
                  James  E.  Melville,  Barbara  Hartman,  BJM  Trust - James E.
                  Melville,  Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville,  Trustee  (incorporated by reference to Exhibit N to
                  Amendment  No. 11 to the Schedule  13D filed by the  Reporting
                  Persons dated

                  April 11, 2001, relating to the Common Stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0-16867)).

Exhibit K-        Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI  (incorporated  by reference to Exhibit O to Amendment No. 11 to the Schedule 13D filed by the Reporting
                  Persons dated April 11, 2001,  relating to the Common Stock of
                  United  Trust  Group,  Inc.   (formerly  United  Trust,  Inc.)
                  (Commission No. 0- 16867)).

Exhibit L-        Consent to Assignment and Novation, dated April 6, 2001, among
                  Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad
                  John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd,  Custodian
                  for Casey Jaye Serr UGMA IL,  Larry E. Ryherd,  Custodian  for
                  Casey  Jaye Serr UGMA IL,  Steven W.  Serr,  Halcie B.  Brown,
                  Douglas  W.  Ryherd,  Susan  J.  Ryherd,  Douglas  W.  Ryherd,
                  Custodian  for Bryan D.  Ryherd  UGMA IL,  Douglas W.  Ryherd,
                  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,  Douglas
                  W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA, IL, Illinois
                  National  Bank,  Successor  Trustee of the Shari  Lynette Serr
                  Irrevocable  Trust under  Agreement  dated  December 30, 1987,
                  Illinois  National Bank,  Successor  Trustee of the Jarad John
                  Ryherd  Irrevocable  Trust under  Agreement dated December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Derek
                  Scott Ryherd  Irrevocable Trust under Agreement dated December
                  30,  1987,  Douglas  W.  Ryherd  - IRA,  Larry  Ryherd  as the
                  Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd,
                  and Jordan Ray Ryherd  (incorporated by reference to Exhibit P to Amendment No. 11 to the Schedule 13D filed by the Reporting
                  Persons dated April 11, 2001,  relating to the Common Stock of
                  United  Trust  Group,  Inc.   (formerly  United  Trust,  Inc.)
                  (Commission No. 0-16867)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September  11, 2001                  By:  /s/ JESSE T. CARROLL
                                            Jesse T. Correll
                                            Attorney-in-Fact on behalf of each
                                            of the Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated September 4, 2001, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION


A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C**        Business Loan Agreement relating to the borrowing of funds by FSF.

D** Business loan agreement and promissory note relating to the borrowing of funds by FSBI.

E*****     Promissory note relating to the borrowing of funds by FSF and FSBI.

F Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*** Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret
           M. Hartman Trust - James E. Melville, Trustee.

H*** Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella
           E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

I**** Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

J****      Consent to Assignment and Novation, dated April 5, 2001, among James
           E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T.
           Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

K**** Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

L****      Consent to Assignment and Novation, dated April 6, 2001, among Larry
           E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas
           W.  Ryherd,  Custodian  for  Jordan  Ray Ryherd  UGMA,  IL,  Illinois
           National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.


*Incorporated by reference to the Schedule 13D, dated June 17, 1998, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0-16867)

**Incorporated by reference to Amendment No. 6 to the Schedule 13D, dated December 7, 1999, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0-16867)

***Incorporated by reference to Amendment No. 10 to the Schedule 13D, dated February 13, 2001, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No. 0-16867)

****Incorporated by reference to Amendment No. 11 to the Schedule 13D, dated April 11, 2001, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc., (formerly United Trust, Inc.) (Commission No. 0-16867)

*****Incorporated by reference to Amendment No. 12 to the Schedule 13D, dated September 4, 2001, filed by the Reporting Persons relating to the common stock of United Trust Group, Inc., (formerly United Trust, Inc.)
(Commission No. 0-16867)